FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
A PUBLICLY HELD CORPORATION WITH AUTHORIZED CAPITAL
CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56
NIRE (State Registry) No. 35.300.089.901

EXCERPT FROM THE MINUTES OF THE FINANCE COMMITTEE'S MEETING HELD ON MARCH 27, 2025

1. **DATE, TIME, AND PLACE:** On March 27, 2025, at 8:30 a.m, at the headquarters of Companhia Brasileira de Distribuição (the "Company"), located at Avenida Brigadeiro Luís Antônio, 3142, in the Capital City of Sao Paulo, State of São Paulo (Brazil).

2. **CHAIR AND SECRETARY:** Chairman: Mr. Eleazar de Carvalho Filho; Secretary: Ms. Aline Pacheco Pelucio.

3. **NOTICE AND ATTENDANCE:** The meeting notice was waived, pursuant to Article 5, paragraph 1, of the Finance Committe's Charter (the "Charter"). All members of the Company's Finance Committee attended this meeting, namely: Messrs. Eleazar de Carvalho Filho, Christophe José Hidalgo, José Luiz Gutierrez, Philippe Alarcon e Márcia Nogueira de Mello.

4. **AGENDA:** Analysis and recommendation on of the proposed purchase and merger, by the Company, of **GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda.** ("GPA Malls"), a company whose shares are wholly owned by the Company itself, pursuant to the Merger Protocol with Justification for the purchase of GPA Malls and its merger into the Company (the "Protocol"), in accordance with article 10, subparagraph "e", of the Charter.

5. **RESOLUTIONS:** Starting the work, he members of the Finance Committee decided, pursuant to Article 10, subparagraph "e" of its Charter, unanimously and with no reservations, to express themselves in favor of the proposed purchase of GPA Malls and merger into the Company, under the terms and conditions detailed in the draft of the Protocol contained in the Sole Exhibit to these minutes, including with regard to retaining the firm Magalhães Andrade S/S Auditores Independentes as a specialized company responsible for preparing the Appraisal Report to be ratified by the general meeting and the appraisal report of GPA Malls attached to the Protocol.

6. **APPROVAL AND SIGNATURE OF THE MINUTES:** as there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up, which, after being read and approved, are signed by all those present. Sao Paulo, March 27, 2025.

Chairman: Mr. Eleazar de Carvalho Filho; Secretary: Ms. Aline Pacheco Pelucio. Attending members of the Finance Committee: Messrs. Eleazar de Carvalho Filho, Christophe José Hidalgo, José Luiz Gutierrez, Philippe Alarcon e Márcia Nogueira de Mello.

I hereby certify, for the due purposes, that this document is an excerpt of the minutes registered in the applicable Minute Book.

Aline Pacheco Pelucio
Secretary

<u>SOLE EXHIBIT</u>

to the Minutes of the Finance Committee's Meeting — Companhia Brasileira de Distribuição, held on March 27, 2025

Merger Protocol with Justification for the Purchase and Merger of GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

and

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

MERGER PROTOCOL WITH JUSTIFICATION

for GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. to be purchased by Companhia Brasileira de Distribuição

March 28, 2025.

MERGER PROTOCOL AND JUSTIFICATION FOR THE PURCHASE OF GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA. BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Hereby:

(1) **COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO**, a publicly held corporation headquartered in the capital city of Sao Paulo, State of Sao Paulo (Brazil) at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista district, Zip code 01402-000, with Corporate Id. Tax (CNPJ/ME) No. 47.508.411/0001-56, with its articles of incorporation duly filed with the Board of Trade of the State of Sao Paulo ("JUCESP") under NIRE 35.300.089.901, herein represented pursuant to its Bylaws (hereinafter referred to as "CBD" or "Acquirer"); and

(2) **GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.**, a limited liability company headquartered in the City of Sao Paulo, State of Sao Paulo (Brazil), at Avenida Brigadeiro Luís Antônio, No. 3.172, 3rd floor, Jardim Paulista, Zip Code 01402-00, enrolled with the CNPJ/MF under No. 11.979.404/0001-95, with its Articles of Association duly filed with JUCESP (Board of Trade of the State of Sao Paulo) under NIRE 35.223.830.401, herein represented pursuant to its Articles of Association (hereinafter, "GPA malls" or "Target Company" and, when referred to jointly with CBD, "Parties" and, individually, as "Party"),

Whereas:

(a) CBD is a publicly traded corporation and its shares are listed on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão;

(b) As of this date, CBD holds all capital stock of GPA Malls, a limited liability company, whose operations currently are focused on holding a direct equity interest in the investee Place 2B Serviços Imobiliários Ltda.

(c) CBD, in a search for simplifying GPA Group's corporate structure, reducing costs, and adding synergies, intends to purchase GPA Malls (the "Merger"); and

(d) The accounting appraisal report of GPA Malls's shareholders' equity, prepared by the Appraiser, is compliant both with the applicable laws and regulations and

the merger transaction referred to in this Merger Protocol with Justification (the "Protocol").

RESOLVE, in compliance with the provisions of Articles 224, 225, and 227 of Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporations Act") and CVM Resolution 78, to enter into this Protocol.

1. PURPOSE

The purpose of this Protocol is to set forth the Merger proposal's terms and provisions for submission to the respective partners of both Parties. In case the proposal subject of this Protocol is approved:

(i) GPA Malls' equity (including all items of GPA Malls' assets and liabilities) will be fully transferred to CBD and, consequently, CBD as the surviving entity will be the successor of GPA Malls in all its rights and obligations;

(ii) GPA Malls, as target company, will be dissolved, resulting in the cancellation and extinguishment of its outstanding shares; and

(iii) CBD's capital stock will remain unchanged, as GPA Malls' shares, being already wholly owned by CBD, will be replaced on CBD's balance sheet with the net asset value of GPA Malls.

2. JUSTIFICATION AND INTEREST OF THE PARTIES IN PERFORMING THIS MERGER

Both Parties' management members acknowledge the Merger's anticipated benefits across equity, legal, and financial domains, including:

(i) Streamlining and optimization of the group's corporate structure to which both Parties belong;

(ii) Efficiency gains in managing the assets still owned by GPA Malls; and

(iii) Cost reduction in administrative areas and the compliance with ancillary obligations, thereby creating synergies.

3. CAPITAL STOCK OF THE COMPANIES

3.1. **Target Company's Capital Stock**. GPA Malls' share capital, fully subscribed and paid in, is R$20,897,835.26 (twenty million, eight hundred and ninety-seven thousand, eight hundred and thirty-five Reals and twenty-six cents), divided into 2,089,783,526 (two billion, eighty-nine million, seven hundred and eighty-three thousand, five hundred and twenty-six) shares, with a par value of R$0.01 (one cent) each, fully subscribed and paid in by its sole partner CBD.

3.2. **Acquirer's Capital Stock.** CBD's capital stock, fully subscribed and paid in, is R$2,511,168,929.61 (two billion, five hundred and eleven million, one hundred and sixty-eight thousand, nine hundred and twenty-nine Reals and sixty-one cents of Real), fully subscribed and paid in, divided into 490,286,447 (four hundred and ninety million, two hundred and eighty-six thousand, four hundred and forty-seven) common shares with no par value.

4. EFFECTS OF THE MERGER

4.1. **The Acquirer's capital stock will not be increased.** Considering that CBD currently holds all shares representing GPA Malls' capital stock, the Merger's completion will not lead to (i) a capital increase of the Acquirer; (ii) the issuance of new shares of CBD; or (iii) any change in CBD's shareholding composition, therefore, there is no (a) dilution of its current shareholders; and (b) share replacement relationship from the Merger.

4.2. **Absence of changes in the Parties' Bylaws**. Whereas (a) the Merger will not imply any change in the capital stock; and (b) GPA Malls is currently a non-operating holding company, having as its only remaining operation the holding of equity interest in an investee company, the corporate purpose of which is consistent with CBD's corporate purpose; the Merger will not imply any amendment to CBD's Bylaws.

4.3. **Dissolution and Succession of the Target Company**. The Merger's approval will cause the dissolution of GPA Malls, which will be succeeded by CBD as the surviving company on a universal basis, regarding all its assets, rights, and obligations, as GPA Mall will cease existing.

4.4. **Subsequent measures**. Upon consummation of the Merger, CBD's management shall be responsible for effecting all required registrations, filings, and related actions to ensure compliance with the terms of this Protocol, including post-Merger obligations such as canceling GPA Malls' registrations with applicable governmental authorities and maintaining its corporate and accounting records for the duration mandated by law. The resulting costs and expenses thereof will be fully borne by CBD.

4.5. **Real Estate Units Sold to Third Parties.** Following the Merger's effectuation, CBD shall succeed GPA Malls in its entirety, assuming all rights and obligations tied to the ownership of real estate units previously sold to third parties but pending registration ("Real Estate Units"). CBD is authorized to execute all necessary actions, including record-keeping, formalization, and registration of ownership transfers for these Real Estate Units, to ensure their full compliance with applicable legal requirements to make the Merger formally accomplished.

5. APPRAISAL OF SHAREHOLDERS' EQUITY AND TREATMENT OF CHANGES IN EQUITY

5.1. **Appraisal**. In compliance with the provisions of articles 224, 226 and 227 of the Brazilian Corporations Act, the firm Magalhães Andrade S/S Auditores Independentes, registered with the Regional Accounting Board of the State of Sao Paulo, under number 2SP000233/O-3 and with the Brazilian corporate taxpayers' roll (CNPJ/MF) under number 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, nº 1.893, 6th floor, suites 61/62, Jardim Paulistano district (Sao Paulo, SP, Brazil), Zip code 01451-001 (the "Appraiser") was chosen to prepare the appraisal report of the shareholders' equity of the Target company to be merged into the Acquirer, which constitutes the **Sole Exhibit** to this Protocol (the "Appraisal Report"). The Appraiser evaluated the Target company's shareholders' equity using the book value criterion on the base date of December 31, 2024 (the "Base Date"). According to the Appraisal Report, the value of the Merged Company's shareholders' equity, reflecting the effect of subsequent events described in the Appraisal Report, was valued at R$39,714,942.46 (thirty-nine million, seven hundred and fourteen thousand, nine hundred and forty-two reais and forty-six cents).

5.2. **Appraiser's retention ratification.** The Appraiser's nomination and retention

will be submitted for ratification and approval by CBD's Extraordinary General Meeting that decides on the Merger.

5.2. **Changes in shareholders' equity**. Upon approval of the Merger proposal, GPA Malls' changes in shareholders' equity from the Base Date to the Merger's approval date will be absorbed by CBD, being integrated and recorded directly into CBD's financial records.

5.3. **Inapplicability of Art. 264 of the Brazilian Corporations Act**. In line with the position of CVM's Board (Brazilian Securities and Exchange Commission), embodied in a decision issued under CVM Proceeding No. 19957.011351/2017-21: considering that the entire share capital of GPA Malls is held by CBD, there is no share replacement relationship in the Merger; therefore, Art. 264 of the Brazilian Corporations Act does not apply to this Merger, and it is unenforceable to carry out an appraisal of the shareholders' equity of the Parties for the purposes set forth therein.

5.4. **No Conflicts**. The Appraiser stated that (i) it has no interest, either directly or indirectly, in the companies involved in the Merger or, even with respect to the Merger itself, which could prevent or affect the preparation of the Report requested to it for the purposes of the Merger; (ii) its professional fees are not, in any way, subject to the conclusions of this Protocol, (iii) to the best knowledge and credit of the consultants, the analyzes, opinions, and conclusions expressed in this Protocol are based on true and correct data, diligence, research, and surveys; and (iv) the involved companies' shareholders and management members have not directed, limited, hindered, or performed any actions that have or may have compromised the availability, use, or knowledge of information, assets, documents, or work methodologies relevant to the quality of their conclusions.

6. CORPORATE APPROVALS AND RIGHT OF WITHDRAWAL

6.1. **Corporate Approvals**. The consummation of the Merger is subject to the following corporate events of the Parties for the resolution and approval thereof:

6.1.1. <u>Resolution of the Sole Member of GPA Malls</u> approving (a) the Protocol; (b) the Merger and, consequently, the dissolution of the Target company, under the terms of this Protocol; and (c) the authorization to the Target company's management members to perform all actions and

measures required for the consummation of the Merger ("GPA Malls Resolution").

6.1.2. Extraordinary General Meeting of CBD that approves (a) the ratification of the hiring of the Appraiser to prepare the Appraisal Report; (b) the Appraisal Report; and (c) the Merger, under the terms and conditions of this Protocol, authorizing the administrators of CBD to perform all acts necessary for the consummation of the Merger ("CBD's EGM").

6.2. Right of Withdrawal. The Merger will not confer any right of withdrawal to any dissenting shareholders of CBD, since CBD is the acquiring company, and the right of withdrawal is legally limited to the shareholders of the target company. On the other hand, considering that all shares issued by GPA Malls is already held by CBD, no right of withdrawal exists for the Target company either.

7. MISCELLANEOUS

7.1. Severability of provisions. In case any court may decide that any of the covenants contained in this Protocol is null or ineffective, such fact shall not affect the validity or effectiveness of the other provisions and covenants set forth herein, which shall be fully complied with, and the Parties hereby undertake to use their best efforts in order to fit properly to achieve the same effects of the covenant that might be canceled or become ineffective.

7.2. Entire agreement, and amendments. This Protocol encompasses the complete understanding and agreement between the Parties concerning the matters governed herein. This Protocol can only be changed or amended through an instrument in writing signed by all the Parties' management members.

7.3. Filing and registration. Once the Merger has been approved by its Parties' members and shareholders, it will be up to CBD's management to promote the filing and publication of all actions related to the Merger.

7.4. Disclosure of Documents. All documents mentioned in this Protocol will be available at the headquarters of the Acquirer as of the date of convening CBD's EGM described in the Clause 6 hereinabove, as well as on the Investor Relations

website of CBD (www.gpari.com.br) and on the websites of CVM (https://www.gov.br/cvm) and B3 (http://www.b3.com.br).

7.5. **Expenses**. Except as otherwise provided in this Protocol, the costs and expenses incurred with the Merger shall be borne by the Party that incurs them, including expenses related to the fees of their respective advisors, auditors, appraisers, and lawyers.

7.6. **Assignment**. The assignment of any rights or obligations agreed in this Merger Protocol requires the explicit prior written consent of all signing Parties.

7.7. **Recommendation**. Considering the clauses provided for hereinabove, which comply with all requirements of Articles 224 and 225 of the Brazilian Corporations Act, in our opinion the Merger meets the interests of both Parties and its shareholders and members; therefore, we recommend that the Merger is approved.

7.8. **Applicable Law and Jurisdiction.** This Merger Protocol shall be governed by and construed pursuant to the laws of the Federative Republic of Brazil. The Parties hereby agree to submit to the exclusive jurisdiction of the Judicial District of the city of Sao Paulo, State of Sao Paulo, Brazil, as the one competent to settle any disputes arising from this Protocol, waiving any other, however privileged it may be.

7.9. **Electronic Signatures.** The Parties hereby represent and acknowledge the electronic signature affixed to this Protocol as a legally binding and valid means of authentication, fulfilling the requirements for proof of authorship and integrity as stipulated in Article 10, paragraph 2, of Provisional Presidential Decree No. 2.200-02, of August 24, 2001, although carried out using a certification process different from that provided by the Brazilian Public Key Infrastructure, aka "ICP-Brasil".

In witness whereof, the Parties hereby undersign the present Protocol in electronic form, together with the two (2) undersigned witnesses.

Sao Paulo, March 28, 2025.

[Signature page of the Merger Protocol with Justification to purchase GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA. by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO dated March 28, 2025]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Marcelo Ribeiro Pimentel	Rafael Sirotsky Russowsky

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Marcelo Ribeiro Pimentel	Rafael Sirotsky Russowsky

Witnesses:

Name:	Name:
Id. card (RG):	Id. card (RG):
Tax Id. (CPF/MF):	Tax Id. (CPF/MF):

Sole Exhibit

APPRAISAL REPORT OF THE ACQUIRED COMPANY

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Appraisal report of shareholders' equity at book value, for merger purposes

March 17, 2025 1 00 008/25

Dear shareholders and members of the companies

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and
GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, a Brazilian auditing and consulting company registered with the Regional Accountants' Board of the State of Sao Paulo under number 2SP000233/O-3, with Tax Id. (with the Brazilian Corporate Taxpayers' Roll) number 62.657.242/0001-00 and with head offices at Av. Brigadeiro Faria Lima, 1893 - 6th floor, Jardim Paulistano district, Capital City of Sao Paulo (SP, Brazil), appointed by you as an expert appraiser to carry out the appraisal of the net assets at book value of **GPAMALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.** for the purpose of being purchased and merged into the equity of **COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO**, complying with the due diligence and checking necessary to carry out its work, hereby submits the

APPRAISAL REPORT

attached hereto.

Sao Paulo, March 17, 2025.

MAGALHÃES ANDRADE S/S
Auditores Independentes,
Accounting registration
CRC2SP000233/O-3

GUY ALMEIDA ANDRADE
Accountant
CRC1SP116758/O-6

APPRAISAL REPORT

INTRODUCTION

1. The purpose of this merger is to purchase the assets and liabilities of **GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.** (**GPA Malls**) and merge it into **COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO** (**CBD**), as part of the Group's reorganization, in order to provide equity, legal, and financial benefits, including: (a) a simplification of its corporate structure, cost reduction, and realization of synergies.

2. Therefore, **this** APPRAISAL REPORT has as purpose to ascertain the book value of the net assets to be merged, taking into account the financial position of **GPA Malls** on December 31, 2024.

3. Since **GPA Malls** is a full investee of **CBD**, there is no need to adjust the fair value of certain assets and liabilities, or to calculate the exchange ratio of **GPA Malls**'s shares for **CBD**'s shares.

4. Accordingly, this report was prepared following a review of **GPA Malls'** balance sheet at the appraisal's base date.

MANAGEMENT'S ACCOUNTABILITY FOR THE FINANCIAL STATEMENTS

5. **GPA Malls**'s Management is responsible for the bookkeeping and preparation of financial statements in accordance with accounting standards adopted in Brazil, as well as its relevant internal control determined as necessary to ensure the financial statements' accuracy and free of material misstatement, whether due to fraud or error.

ACCOUNTANTS' SCOPE OF WORK AND RESPONSIBILITIES

6. Our duty is to express a conclusive assessment on the book value of **GPA Malls's** partial net assets on December 31, 2024, based on the work carried out under the Technical Accounting Report ("*Comunicado Técnico*") CTG 2002 approved by the Federal Accounting Council (CFC) that provides for the application of examination procedures in the balance sheets to issue the appraisal report. Thus, we examined **GPA Malls**'s balance sheets under both Brazilian and international auditing standards, which require that we comply with ethical auditing requirements and a planned, thorough audit to ensure reasonable assurance of the net assets' accuracy for our appraisal report.

7. To produce an appraisal report, selected procedures must be performed to obtain evidentiary support for the reported amounts. The choice of procedures is determined by the accountant's professional judgment, which includes assessing the risks of material misstatement in shareholders' equity, irrespective of whether such misstatement is because of error or fraud. This risk assessment considers relevant internal controls in preparing and presenting **GPA Malls**'s balance sheet. Our procedural planning is context-specific and does not constitute an opinion on internal control effectiveness. The work also includes assessing the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the management team. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

EQUITY POSITION OF GPA MALLS

8. **GPA Malls** is a single-member limited liability company, with its share capital being wholly owned by **CBD**;

9. **GPA Malls**'s equity position as of December 31, 2024, is presented in **Exhibit 1**, reflecting the book value as reported on the balance sheet for that date. A summary is provided below:

ASSETS	39,721,307.08
(-) LIABILITIES	699,448.84
SHAREHOLDERS' EQUITY	39,021,858.24

10. **GPA Malls**'s bookkeeping adheres to Brazilian accounting standards, as defined by the CPC (Committee of Accounting Standards). Consequently, the reported balances accurately represent the company's financial condition at the reporting date. **Exhibit 2** shows the main accounting standards adopted by **GPA Malls** for preparing its balance sheet.

11. Accountants appraised the company's assets and liabilities based on the premise of ongoing business operations. Our appraisal also considered the notion of a company conducting its standard business operations.

12. The appraisal of **GPA Malls**'s assets to be purchased by and merged into **CBD** is made at book value, complying with article 264 (or 226) of Law 6.404/76.

13. **GPA Malls**' share capital, in the amount of R$20,897,835.26, fully subscribed and paid in, is divided into 2,089,783,526 shares, with a par value of R$0.01 each, all of them held by **CBD**, the acquirer.

14. **GPA Malls**' assets include an investment in the wholly owned subsidiary **Place2B Serviços Imobiliários Ltda.** (**Place2B**), appraised using the equity method, and the financial position as of December 31, 2024 is shown in **Exhibit 3** , which in summary is as follows:

ASSETS	2,180,273.18
(-) LIABILITIES	111,712.48
SHAREHOLDERS' EQUITY	2,068,560.70

15. **GPA Malls**'s net fixed assets are shown in **Exhibit 4**, which shows the existence of a real property, the ownership of which must be formally transferred to **CBD**. A description of said real estate is provided in **Exhibit 5**.

16. A beneficial ownership on said real property was established to BRL Trust Distribuidora de Títulos e Valores Mobiliários, which is the manager of the real estate investment fund known as "VBI Renda Preferencial Fundo de Investimento Imobiliário", which maintains a record of said property in its equity. Currently, said real property is leased by **CBD**.

17. After this merger, said real estate will belong to **CBD**, which will keep the beneficial ownership; therefore, the existing lease agreement will continue in force for the term of the beneficial ownership.

18. Our examinations identified that the balance of Customer Advances in Current Liabilities, in the amount of R$693,084.22, does not have evidence of its realization and, for the purposes of this appraisal, we are lowering the balance against Retained Earnings to better reflect the net assets.

19. We also identified problems in the balance of the Stock Options Reserve account, but whose adjustment involves equity accounts, not impacting the value of the net assets to be merged by **CDB**. This balance will be adjusted in **CBD** soon after the merger.

20. Such adjustment is shown in **Exhibit 6**.

21. **GPA Malls**' post-adjustment financial position is detailed in **Exhibit 7** and summarized as follows:

ASSETS	39,721,307.08
(-) LIABILITIES	6,364.62
SHAREHOLDERS' EQUITY	39,714,942.46

MERGER EFFECTS FOR GPA MALLS

22. Given that **CBD** wholly owns **GPA Malls's** share capital, the shares will be canceled, resulting in the dissolution of GPA Malls. **GPA Malls**' net assets will be integrated into CBD without increasing **CBD**'s share capital.

23. The shares of the capital stock of **GPA Malls**, representing its entire share capital and held by **CBD**, will be canceled and replaced in **CBD** by the net assets of **GPA Malls**.

MERGER EFFECTS FOR CBD

10. **Exhibit 8** presents a summary of **CBD**'s equity holding as of December 31, 2024, as reflected in the balance sheet:

ASSETS	19,500,817,134.66
(-) LIABILITIES	16,573,857,912.98
SHAREHOLDERS' EQUITY	2,926,959,221.68

24. As **CBD** holds all of **GPA Malls**' capital shares, this merger is neutral to its shareholders' equity. The merger's assets and liabilities replace the value of **CBD**'s investment in **GPA Malls**, previously reflected on **CBD**'s balance sheet as **GPA Malls**' shareholders' equity.

25. **GPA Malls** reports R$33,535,504.16 in current assets as receivables from **CBD**, a related party. This balance will cease to exist at the time of the merger.

26. Although there is no change in **CBD**'s equity structure, **Exhibit 9** shows the final balances after the merger.

CONCLUSION

27. Based on the examinations, surveys and inspections carried out, it is concluded that the net assets of **GPA Malls** to be merged into **CBD** are worth at least R$39,714,942.46 (thirty-nine million, seven hundred and fourteen thousand, nine hundred and forty-two Reals and forty-six cents).

This **APPRAISAL REPORT** comprises five (5) pages and nine (9) exhibits, and is digitally

signed and issued. Sao Paulo, March 17, 2025.

MAGALHÃES ANDRADE S/S Auditores
Independentes, Accounting registration
No. CRC2SP000233/O-3

GUY ALMEIDA ANDRADE
Accountant
CRC1SP116758/O-6

EXHIBIT 1

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

Current ASSETS	
Cash and cash equivalents	914.94
Recoverable taxes	5,544.04
Anticipated expenses	9,541.36
Total current assets	16,000.34
Non-current	
Credits with affiliates	33,535,504.16
Deposits for court appeals	445,922.21
Investments	2,068,559.70
Net fixed assets	3,572,309.41
Other intangible assets	83,011.26
Total non-current assets	39,705,306.74
TOTAL ASSETS	39,721,307.08
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current	
Tax obligations	318.66
Accounts payable	693,084.22
Total current liabilities	693,402.88
Non-current	
Tax, social security, labor, and civil provisions	6,045.96
Total non-current liabilities	6,045.96
TOTAL LIABILITIES	699,448.84
SHAREHOLDERS' EQUITY	
Capital stock	20,897,836.30
Capital reserve	1.33
Stock Option Reserve	5,138,973.91
Retained earnings reserve	483,226.27
Retained earnings	12,501,820.43
TOTAL SHAREHOLDERS' EQUITY	39,021,858.24
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	39,721,307.08

EXHIBIT 2

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Balance Sheets as of December 31, 2024

1. Basis to prepare the financial statements

The individual financial statements were prepared in accordance with the International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB, as well as accounting standards adopted in Brazil, Law No. 6.404/76, and technical accounting opinions and interpretations issued by the Committee of Accounting Pronouncements - CPC and ratified by the Brazilian Securities and Exchange Commission – CVM.

Individual financial statements were prepared using historical cost accounting, with exceptions for certain financial instruments appraised at fair value. All the relevant information pertinent to financial statements, and only that, is being disclosed and corresponds to the information used by Management in managing the GPA Mall's activities.

These financial statements are stated in Brazilian Real (R$, or BRL), the official currency of Brazil. The functional currency of GPA Malls is the Brazilian Real: R$, or BRL. Subsidiaries and associates operating abroad utilize the local currency of their respective jurisdictions as their functional currency.

The individual financial statements for the period ended on December 31, 2024 were approved by the Board of Directors on February 18, 2025.

The financial statements of the subsidiary are prepared on the same closing date of GPA Malls' fiscal years, adopting consistent accounting policies. All intercompany account balances, encompassing income, expenses, unrealized gains and losses, and dividend distributions stemming from intercompany transactions, are entirely eliminated.

In the individual financial statements, the interest is calculated considering the percentage held by GPA Malls in its subsidiaries.

2. Key material accounting policies

The main material policies and accounting practices are described below and are the same as those adopted by CBD. The accounting policies and practices of GPA Malls have been consistently applied in previous periods.

2.1 Financial Instruments

Recognition of financial assets occurs when GPA Malls acquires contractual rights to receive cash or other financial assets stemming from its contractual obligations. Financial assets are removed from the reporting entity's records when the related cash flows rights expire or when the risks and rewards are materially transferred to third parties. Assets and liabilities are recognized when rights and/or obligations are retained in the transfer by GPA Malls.

The recognition of financial liabilities by GPA Malls occurs when it assumes contractual obligations for cash settlement or when it assumes third-party obligations via contracts in which it is a party. Financial liabilities are derecognized when they are settled, cease to exist, or expire.

Purchases or sales of financial assets that require the delivery of assets within a time frame determined by market regulations or conventions (regular negotiations under normal conditions) are recognized on the trade date, i.e., the date that GPA Malls and its subsidiaries commit to purchase or sell the asset.

(I) Categorization and measurement of financial assets and liabilities

At initial recognition, a financial asset is categorized as measured:
at amortized cost; fair value through Other Comprehensive Income (OCI, or “VJORA” in Portuguese) – or at fair value, through profit or loss (FVPL, or “VJR” in Portuguese).

Under CPC 48, the classification of financial assets is primarily determined by the asset's management business model and its contractual cash flow features. Embedded derivatives in which the host contract is a financial asset within the scope of the standard are never separated. Instead, classification of the hybrid financial instrument is determined through a comprehensive evaluation.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL (Fair Value through Profit or Loss, or "VJR" in Portuguese):

- It is kept with a business model focused on the maintenance of financial assets for the purpose of realizing contractual cash flows; and
- Contractual terms set forth that principal and interest payments on the outstanding balance are generated as cash flows on specific dates.

A debt instrument is measured at FVOCI (fair value through other comprehensive income) if it meets both of the following conditions and is not designated as measured at FVPL (fair value through profit or loss):

- It is maintained within a business model whose goal is achieved by both receiving contractual cash flows and selling financial assets; and
- Its contractual terms generate, on specific dates, cash flows that are solely payments of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, GPA Malls may irrevocably choose to present subsequent changes in the fair value of the investment through Other Comprehensive Income (OCI, or "ORA" in Portuguese). Investment choices are made on a case-by-case basis.

All financial assets not categorized as measured at amortized cost or FVOCI, as described above, are classified as at FVPF (fair value through profits or losses). The scope of this includes the full range of derivative financial assets. GPA Malls may, at initial recognition, designate a qualifying financial asset for measurement at amortized cost or using FVOCI and FVPL methods to prevent or substantially mitigate any potential accounting inconsistencies.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at transaction price) is initially measured at fair value, added, for an item not measured at FVPL, of the transaction costs that are directly attributable to its acquisition.

Financial assets measured at FVPL: These assets are subsequently measured at fair value. The net income, including interest or dividend income, is recognized in profit or loss.

Financial assets at amortized cost: these assets are subsequently measured at amortized cost using the effective interest method. Amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment, are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVOCI, or Fair Value Through OCI: these assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment losses, are recognized in profit or loss. Other net results are recognized in OCI (other comprehensive income). Upon derecognition, the aggregate financial result through OCI is recategorized to profit or loss.

(ii) Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized upon:

- the expiration of the rights to receive cash flows.
- GPA Malls and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to pay in full the cash flows received to a third party under a pass-through arrangement; and (a) GPA Malls has transferred substantially all the risks

and rewards connected to the assets; or (b) GPA Malls has not transferred nor retained substantially all the risks and rewards connected to the assets, but it has transferred the control thereof.

In case GPA Malls and its subsidiaries assigns its rights to receive cash flows from an asset or enters into a pass-through arrangement, without having either transferred or retained substantially all the risks and rewards of the asset nor transferred controlling rights on the asset, such asset is maintained and a corresponding liability is recognized. The assigned asset and the corresponding liability are measured in a way so as to reflect the rights and obligations retained by GPA Malls and its subsidiaries.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

(iii) When an existing financial liability is replaced by another from the same lender on terms substantially different, or the terms of an existing liability are substantially changed, such a replacement or change is treated as derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the financial result, i.e., profit or loss.

(iv) Netting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements if, and only if, there is the right to offset the recognized amounts and also the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

Impairment losses of financial assets

The IFRS standard replaces the "incurred loss" model with an expected credit loss model. The revised impairment model is applicable to financial assets valued at amortized cost, contractual assets, and debt instruments valued at FVOCI; however, it is inapplicable to equity instrument investments (shares) or financial assets valued at fair value through profit or loss (FVPL).

Provisions for losses are measured on one of the following bases:

- Expected credit losses for 12 months (general model): these are credit losses that result from potential events of default within 12 months after the balance sheet date, and subsequently, if there is a deterioration in credit risk impacting the instrument's full term
- Lifetime expected credit losses (simplified model): these losses arise from all potential default events across the lifespan of a financial instrument.
- Practical procedure: these are expected credit losses that are consistent with reasonable and sustainable information available at the balance sheet date on past events, current conditions, and estimates for future economic conditions, which allow us to verify the probable future loss based on the historical credit loss that occurred according to the security maturity.

GPA Malls measures provisions for losses with accounts receivable and other receivables and contractual assets for an amount equal to the expected credit loss for the entire life, and for accounts receivable from customers, whose receivables portfolio is spread out, as well as rents receivable, accounts receivable from wholesale operations, and accounts receivable from carriers, the practical procedure is applied through the adoption of a loss matrix for each maturity range.

In determining whether the credit risk of a financial asset has increased significantly since initial recognition and in estimating expected credit losses, GPA Malls considers reasonable and bearable information that is relevant and available without excessive cost or effort. This encompasses quantitative and qualitative data and analysis, predicated on GPA Malls' historical performance, creditworthiness assessment, and projected information.

GPA Malls assumes that the credit risk on a financial asset has increased significantly if it is more than 90 days late.

GPA Malls considers a financial asset to be in default when:

- it is unlikely that the creditor will fully pay its credit obligations to GPA Malls without resorting to actions such as the enforcement of guarantee (if any); or
- The financial asset is overdue by more than 90 days.

GPA Malls determines the credit risk of a debt security by analyzing the payment history, current financial and macroeconomic conditions of the other party, and evaluating rating agencies when applicable, thus evaluating each security individually.

The maximum period considered to estimate the expected credit loss is the maximum contractual period during which GPA Malls is exposed to credit risk.

Measurement of expected credit losses: Projected credit losses are determined through estimations weighted by the probability of default, considering historical loss data and projected assumptions. Credit losses are measured at present value based on all cash shortfalls (that is, the difference between the cash flows owed to GPA Malls under the agreement and the cash flows that GPA Malls expects to receive).

Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets with credit recovery problems - On each presentation date, GPA malls assesses whether the financial assets carried at amortized cost and the debt securities measured by FVOCI have signs of impairment. A financial asset has signs of impairment loss when one or more events with a negative impact on the estimated future cash flows of the financial asset occur.

Presentation of impairment loss - Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized at OCI (other comprehensive income), instead of reducing the carrying amount of the asset.

Impairment losses related to trade receivables and other receivables, including contract assets, are stated separately in the income statement and OCI. Losses of recoverable amounts of other financial assets are stated under 'selling expenses'.

Adjustment of assets and liabilities to their present values

Long-term assets and liabilities are adjusted to present value, calculated by taking into account contractual cash flows and the corresponding interest rate, whether explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

2.2 Classification of assets and liabilities as current and noncurrent

The financial statement of GPA Malls presents a classification of assets and liabilities into current and non-current categories.

An asset must be categorized as current when it meets any of the following criteria:

- It is expected to be realized, or projected for sale or consumption within the organization's standard operating cycle
- It is maintained essentially to be traded
- It is expected to be realized up to twelve months after the balance sheet date
- It is a cash or cash equivalent item, unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All other assets are classified as non-current.

A liability must be categorized as current when it meets any of the following criteria:

- It is expected to be settled during the normal operating cycle of the organization
- It is maintained essentially to be traded
- It must be settled within twelve months after the balance sheet date
- The organization has no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are categorized as non-current, net of each legal entity.

3. Major accounting judgments, estimates, and assumptions

The preparation of the individual and consolidated financial statements of GPA Malls requires that the Management makes judgments and estimates, as well as adopts assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the evidence of contingent liabilities at the end of the year; however, uncertainties as to these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future years.

3.1 Continued operations

The Management evaluated GPA Malls' ability to continue operating for the foreseeable future and concluded that it has the ability to keep its operations and systems operating normally. Consequently, the Management is not aware of any material uncertainties exist that might impair GPA Malls' continued operations; hence, the financial statements were prepared on a going concern basis.

3.2. Inventories

A cost basis is used for initial recording, followed by revaluation to net realizable value. Inventory acquisitions are recorded using the average cost method, inclusive of storage and handling expenses, where such costs are essential for preparing the goods for retail sale, net of supplier rebates negotiated.

The net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale, such as: (i) taxes levied on the sale; (ii) personnel expenses linked directly to the sale; (iii) cost of goods; and (iv) other costs necessary to bring the goods in condition of sale.

Inventories are reduced to their recoverable value through estimates for losses, breakage, scrapping, slow turnover of goods and loss estimate for goods that will be sold with a negative gross margin, which is periodically analyzed and assessed for adequacy.

Special sales conditions negotiated and granted by from suppliers are measured and recognized based on contracts and covenants executed, which are recorded in income as the corresponding inventories are sold. They include agreements for volume purchasing, logistics, and timely negotiations for margin restoration, reimbursement of expenses among others and are recorded as a reduction of accounts payable to their corresponding suppliers, whenever, under agreement terms, GPA Malls is entitled to liquidate liabilities with suppliers net of such special sales conditions receivable.

3.3. Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the amount for the acquisition of equipment and the borrowing costs for long-term construction projects if the recognition criteria are met.

When significant components of fixed assets are replaced, such components are recognized as individual assets, with specific shelf lives and depreciations. Likewise, when a significant replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement, provided they meet the recognition criteria. All other repair and maintenance costs are recognized in profit or loss as incurred in the income of the fiscal year.

3.4 Reduction to impairment of non-financial assets

The recovery test aims to present the actual net realizable value of an asset. The realization can be performed directly or indirectly, through sale or the cash flows generation on use of assets in GPA Malls's activities.

Every year GPA Malls performs the impairment test of its tangible and intangible assets or whenever there is any internal or external evidence that the asset may have an impairment loss.

An asset is considered impaired when its value is less than the higher of its fair value less costs of disposal or its value in use within its cash-generating unit (CGU), unless its cash flows are not largely independent of those of other assets or asset groups.

If the carrying amount of an asset or CGU exceeds its impairment, such asset is deemed as nonrecoverable and a provision is created to adjust the carrying value to its impairment. In assessing the impairment, the estimated future cash flows are discounted to present value, adopting a discount rate, which is GPA Malls's weighted average cost of capital (*WACC*) that reflects current assessments market about the value of money over time and specific risks of the asset.

3.5. Intangible assets

Intangible assets with a defined shelf life are amortized using the straight line method. The period and the amortization method are reviewed at least at the end of every fiscal year. Changes in the expected shelf life or in the expected pattern of consumption of future economic benefits embodied in assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting assumptions. Intangible assets are tested for impairment at the end of the fiscal year or whenever there are signs that their carrying amount may not be recoverable.

Software development costs recognized as assets are amortized over their estimated shelf lives (5 to 10 years), starting amortization when they become operational.

3.6. Provisions for legal claims

Provisions are recognized when GPA Malls has a (legal or non-formalized) present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle such obligation, and a reliable estimate of the obligation can be made. An expense connected to any provision is recorded in the income statement of the fiscal year, net of any reimbursement. In cases of success-based lawyers' fees, GPA Malls and its subsidiaries have as policy to make a provision when such fees are actually incurred, i.e., when the lawsuits are finally judged, and those amounts corresponding to lawsuits not yet finished are disclosed in the notes to the financial statements.

The assessment of loss probability includes assessing the available evidence, the hierarchy of laws, available case law, recent court decisions, their legal relevance, the history of occurrence and amounts involved, and the opinion of external legal counsels.

GPA Malls' assessment of the provision for legal claims, validated by internal and external legal counsel, was determined to be sufficient to cover probable losses.

3.7. Options granted

The effects of the share-based payments of GPA Malls's executive officers are recognized under this item.

The employees and management members of GPA Malls (including its subsidiaries) may receive share-based payment when employees render services in exchange for equity instruments (“share-settled transactions”).

GPA Malls measures the transaction costs of employees eligible for share-based compensation based on the fair value of equity instruments on the grant date. The estimated fair value of share-based payment transactions requires determining the most appropriate appraisal model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the appraisal model, including the expected shelf life of the stock option, the volatility and return of dividends, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, over the year in which the conditions of performance or provision of services are met. The accrued expenses recognized regarding equity instruments on each reporting date, through the vesting date, reflect the extent to which the vesting period has expired and GPA Malls's and its subsidiaries' best estimate of the number of equity instruments that will vest.

The expense, or reversals of expenses, for each fiscal year represents the movement of accumulated expenses recognized in the beginning and at the end of the fiscal year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired or vested, regardless of whether the market condition or non-acquisition of rights is met, provided that all other conditions of performance and/or provision of services are met.

When an equity instrument is changed, the minimum expense recognized is the expense that would have been incurred if the terms had not been changed. A change that increases the total fair value of the share-based payment transaction, or otherwise benefits the employee, will result in the recognition of an additional expense, calculated as of the date of the change.

In case of cancellation of an equity instrument, it is treated as if it were fully vested on the date of cancellation, and any expenses not yet recognized, referring to the award, are immediately recognized in the income statement. This includes any award whose non-vesting conditions under the control of GPA Malls or the employee are not met. However, if the canceled plan is replaced with a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a change of the original grant, as described in the previous paragraph. All cancellations of share-settled transactions are treated in the same way.

The dilutive effect of the outstanding options is reflected as an additional dilution of the shares in the calculation of diluted earnings per share.

According to the terms of the series plans, each option grants its beneficiary the opportunity to acquire one share of the parent company Companhia Brasileira de Distribuição (CBD). In both plans, the vesting period is 36 months, always measured from the date on which the Board of Directors of CBD approved the issuance of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the vesting period of the respective grant date. The condition for options to be *vested* is the permanence of the beneficiary as an employee of the Group. The plans differ, exclusively, in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

EXHIBIT 3

PLACE2B SERVIÇOS IMOBLIÁRIOS LTDA.

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

ASSETS	
Current	
Cash and cash equivalents	632,047.95
Non-current	
Intangible	1,548,225.23
TOTAL ASSETS	2,180,273.18
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current	
Suppliers	1,969.19
Tax liabilities	61,205.07
Other obligations	48,538.22
TOTAL LIABILITIES	111,712.48
SHAREHOLDERS' EQUITY	
Capital Stock	6,983,922.24
Accumulated losses	(4,915,361.54)
TOTAL SHAREHOLDERS' EQUITY	2,068,560.70
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,180,273.18

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS

Composition of Fixed Assets on December 31, 2024

(amounts stated in Brazilian Real)

	Original amount	Accumulated depreciation	Residual value
Land	3,086,755.03	-	3,086,755.03
Enhancements to real properties owned	405,503.65	120,386.57	285,117.08
Improvements to third-party real estates	282,536.79	83,956.06	198,580.73
Machinery and Equipment	3,590.75	3,352.99	237.76
Hardware	166,931.00	166,931.00	
Facilities	0.08		0.08
Furniture and equipment	23,636.01	22,017.28	1,618.73
	3,968,953.31	396,643.90	3,572,309.41

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Description of the Real Property that is part of the fixed assets on December 31, 2024

10th REAL ESTATE REGISTRY OFFICE

Judicial District of the Capital City of the State of Sao Paulo (Brazil).

Sao Paulo, June 13, 2016.

Registration 143.716   Form 01

Real property: a store located on the ground floor of the **Shop Sector** of **"Condomínio Thera Faria Lima | Pinheiros" building,** at Rua Paes Leme, No. 215, in the 45th subdistrict, Pinheiros neighborhood, with a private covered building areaof 402.53 square meters, a total building area of402.53 square meters, uncovered common area of 258.00 square meters, total area (building + uncovered) of 660.53 square meters, including the right to 8 small undetermined parking spaces, 1 parking space for PwD, 1 parking space for utilitarian vehicles, and 2 parking spaces for motorcycles in the garage located on the ground floor, with the ideal fraction of 0.0044694 on the land described in registration number 125.998, in which the organization was registered under No. 286.

Taxpayer: No. 083.220.0334-1, referring to the land.

Owner: **GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda., with Tax Id.** (CNPJ) No. 11.979.404/0001-95, headquartered at Avenida Brigadeiro Luiz Antônio, 3172, city of São Paulo, SP (Brazil).

Previous registration: R.240/125.998, of December 8, 2011, of this Real Estate Registry.

R.2 (2nd Annotation) - ESTABLISHMENT OF A BENEFICIAL OWNERSHIP

Through the public deed drawn up on December 17, 2021, registered with the 14th Notary Public's Office of the Judicial District of the Capital City of Sao Paulo, in Book 6197, page 309, **GPA Malls & Properties Gestão de Ativos e Serviços Mobiliarios Ltda.**, with State Registry (NIRE) No. 35.223.830.401 JUCESP, already qualified, established a beneficial ownership on the property valued at R$754.503,00, for a period of 240 months in favor of **BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A.**, with Tax Id. (CNPJ) No. 13.486.793/0001-42, NIRE 35.300.392.655 JUCESP, headquartered at Rua Iguatemi, 151, 19º andar, parte, city of Sao Paulo, which receives it on a trust basis, as manager of the real estate fund known as **VBI Renda Preferencial Fundo de Investimento Imobiliário**, with Tax Id. (CNPJ) No. 41.978.140/0001-16.

RESTRICTIONS (Art. 7 of Law 8669/93)

In the same public deed referred to hereinabove, it is declared that said real property became part of the equity of **VBI Renda Preferencial Fundo de Investimento Imobiliário**, already qualified, subject to, pursuant to art. 7 of Law 8669/93, the following restrictions: a) it is not part of the manager's assets; b) it is not directly or indirectly liable for any obligation of the managing organization; c) it does not compose the list of assets and rights of the manager, for the purpose of court or out-of-court liquidation; d) it cannot be given as a guarantee of operations of the managing

Brigadeiro Luiz Antônio, 3142, city of São Paulo-SP, for a period of 15 (fifteen) years from the date of the lease agreement, with an effective clause in case of change, for the monthly rent of R$22,011.21, adjusted annually according to the IPCA/IBGE inflation indicator, which must be paid every 10th (tenth) day of each month subsequent to the month used as lease, pursuant to the lease agreement. The lease agreement sets forth late payment fine, default interest, and other conditions.

Av. 5 (5th Annotation) - LEASE (PREEMPTIVE RIGHT)

Through the lease agreement referred to in R.4 (4th Annotation), and in compliance with the express request of the interested party, the lease agreement is hereby annotated for the purposes of ensuring the lessee's preemptive right provided for in art. 33 of Law 8245/91.

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Adjustments arising from the analysis performed

(amounts stated in Brazilian Real)

1	Current liabilities - Accounts payable - Advances from customers	215113	693,084.22	
	Stockholders' equity - Retained earnings	285101		693,084.22

Write-off of non-existent balance

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Adjusted balance sheets

(amounts stated in Brazilian Real)

	GPA Malls	Adjustments		Adjusted
		Debts	Credit	
Current				
ASSETS				
Cash and cash equivalents	914.94			914.94
Recoverable taxes	5,544.04			5,544.04
Anticipated expenses	9,541.36			9,541.36
Total current assets	16,000.34			16,000.34
Non-current				
Credits with affiliates	33,535,504.16			33,535,504.16
Escrow deposits for court appeals Investments	445,922.21			445,922.21
Investments	2,068,559.70			2,068,559.70
Net fixed assets	3,572,309.41			3,572,309.41
Other intangible assets	83,011.26			83,011.26
Total non-current assets	39,705,306.74			39,705,306.74
TOTAL ASSETS	39,721,307.08			39,721,307.08
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Tax obligations	318.66			318.66
Accounts payable	693,084.22	693,084.22		-
Total current liabilities	693,402.88			318.66
Non-current				
Tax, social security, labor, and civil provisions	6,045.96			6,045.96
Total non-current liabilities	6,045.96			6,045.96
TOTAL LIABILITIES	699,448.84			6,364.62
SHAREHOLDERS' EQUITY				
Capital stock	20,897,836.30			20,897,836.30
Capital reserve	1.33			1.33
Stock Option Reserve	5,138,973.91			5,138,973.91
Retained earnings reserve	483,226.27			483,226.27
Retained earnings	12,501,820.43		693,084.22	13,194,904.65
TOTAL SHAREHOLDERS' EQUITY	39,021,858.24			39,714,942.46
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	39,721,307.08	693,084.22	693,084.22	39,721,307.08

EXHIBIT 8

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

Current	
ASSETS	
Cash and cash equivalents	2,121,253,017.29
Customers	406,653,120.00
Inventories	2,013,652,230.21
Recoverable taxes	596,952,332.87
Anticipated expenses	210,057,727.40
Other current assets	133,167,925.00
Total current assets	5,481,736,352.77
Non-current	
Other accounts receivable	840,677,153.80
Deferred income tax and social contribution	1,157,354,471.23
Anticipated expenses	24,081,462.93
Credits with affiliates	13,053,436.12
Recoverable taxes	2,364,425,123.45
Escrow deposits for court appeals	328,569,104.62
Financial instruments	23,447,942.28
Other	115,120,000.00
Investments	1,333,778,687.32
Net fixed assets	6,142,233,950.74
Goodwill	481,565,687.42
Other intangible assets	908,919,671.08
Leased intangible assets	285,854,090.90
Total non-current assets	14,019,080,781.89
TOTAL ASSETS	19,500,817,134.66

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

LIABILITIES AND SHAREHOLDERS' EQUITY	
Current	
Social and labor obligations	419,163,545.12
Suppliers	3,314,290,597.08
Tax liabilities	447,818,304.08
Loans and financing	850,012,302.31
Related parties	51,893,430.73
Dividends and interest on net equity payable	601,228.65
Public services	11,788,039.11
Rentals to pay	21,566,994.51
Provision for marketing expenses	11,856,079.58
Transfer to third parties	39,347.09
Financing for purchase of assets	156,225,718.01
Deferred revenues	30,415,994.72
Insurance payable	3,136,081.07
Loyalty program	554,721.95
Multiservices payable	8,578,070.92
Real Estate Tax (IPTU) Payable	297,119.80
Other accounts payable	277,510,968.41
Provisions for restructuring	4,401,015.20
Liabilities on non-current assets for sale and discontinued items	106,187,677.08
Financial leasing	454,026,910.97
Total current liabilities	6,170,364,146.39
Non-current	
Loans and financing	3,196,066,023.39
Taxes and contributions	1,237,981,832.45
Tax, social security, labor, and civil provisions	2,037,628,786.13
Financial leasing	3,873,105,966.17
Deferred revenues	58,711,158.45
Total non-current liabilities	10,403,493,766.59
TOTAL LIABILITIES	16,573,857,912.98
SHAREHOLDERS' EQUITY	2,926,959,221.68
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,500,817,134.66

EXHIBIT 9

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheets after merger

(amounts stated in Brazilian Real)

	CBD	GPA Malls	Merger Debts	Merger Credit	CBD after merger
Current					
ASSETS					
Cash and cash equivalents	2,121,253,017.29	914.94		914.94	2,121,253,017.29
Customers	406,653,120.00				406,653,120.00
Inventories	2,013,652,230.21	-			2,013,652,230.21
Recoverable taxes	596,952,332.87	5,544.04		5,544.04	596,952,332.87
Anticipated expenses	210,057,727.40	9,541.36		9,541.36	210,057,727.40
Other current assets	133,167,925.00	-			133,167,925.00
Total current assets	5,481,736,352.77	16,000.34			5,481,736,352.77
Non-current					
Other accounts receivable	840,677,153.80	-			840,677,153.80
Deferred income tax and social contribution	1,157,354,471.23	-			1,157,354,471.23
Anticipated expenses	24,081,462.93	-			24,081,462.93
Credits with affiliates	13,053,436.12	33,535,504.16		33,535,504.16	13,053,436.12
Recoverable taxes	2,364,425,123.45	-			2,364,425,123.45
Escrow deposits for court appeals	328,569,104.62	445,922.21		445,922.21	328,569,104.62
Financial instruments	23,447,942.28	-			23,447,942.28
Others	115,120,000.00	-			115,120,000.00
Investments	1,333,778,687.32	2,068,559.70		2,068,559.70	1,333,778,687.32
Net fixed assets	6,142,233,950.74	3,572,309.41		3,572,309.41	6,142,233,950.74
Goodwill	481,565,687.42	-			481,565,687.42
Other intangible assets	908,919,671.08	83,011.26		83,011.26	908,919,671.08
Leased intangible assets	285,854,090.90	-			285,854,090.90
Total non-current assets	14,019,080,781.89	39,705,306.74			14,019,080,781.89
TOTAL ASSETS	19,500,817,134.66	39,721,307.08			19,500,817,134.66

EXHIBIT 9 (continued)

(amounts stated in Brazilian Real)

	CBD	GPA Malls	Merger		CBD after merger
			Debts	Credit	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Social and labor obligations	419,163,545.12				419,163,545.12
Suppliers	3,314,290,597.08	-			3,314,290,597.08
Tax liabilities	447,818,304.08	318.66	318.66		447,818,304.08
Loans and financing	850,012,302.31	-			850,012,302.31
Related parties	51,893,430.73	-			51,893,430.73
Dividends and interest on net equity payable	601,228.65	-			601,228.65
Public services	11,788,039.11	-			11,788,039.11
Rentals to pay	21,566,994.51	-			21,566,994.51
Provision for marketing expenses	11,856,079.58	-			11,856,079.58
Transfer to third parties	39,347.09	-			39,347.09
Financing for purchase of assets	156,225,718.01	-			156,225,718.01
Deferred revenues	30,415,994.72	-			30,415,994.72
Insurance payable	3,136,081.07	-			3,136,081.07
Loyalty program	554,721.95	-			554,721.95
Multiservices payable	8,578,070.92	-			8,578,070.92
Real Estate Tax (IPTU) Payable	297,119.80	-			297,119.80
Other accounts payable	277,510,968.41	-			277,510,968.41
Provisions for restructuring	4,401,015.20	-			4,401,015.20
Liabilities on non-current assets for sale and discontinued items	106,187,677.08	-			106,187,677.08
Financial leasing	454,026,910.97	-			454,026,910.97
Total current liabilities	6,170,364,146.39	318.66			6,170,364,146.39
Non-current					
Loans and financing	3,196,066,023.39	-			3,196,066,023.39
Taxes and contributions	1,237,981,832.45	-			1,237,981,832.45
Tax, social security, labor, and civil provisions	2,037,628,786.13	6,045.96	6,045.96		2,037,628,786.13
Financial leasing	3,873,105,966.17	-			3,873,105,966.17
Deferred revenues	58,711,158.45	-			58,711,158.45
Total non-current liabilities	10,403,493,766.59	6,045.96			10,403,493,766.59
TOTAL LIABILITIES	16,573,857,912.98	6,364.62			16,573,857,912.98
SHAREHOLDERS' EQUITY	2,926,959,221.68	39,714,942.46	39,714,942.46		2,926,959,221.68
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,500,817,134.66	39,721,307.08	39,721,307.08	39,721,307.08	19,500,817,134.66